EXHIBIT 2(C)

                       SECOND AMENDMENT TO THE BYLAWS OF
                             JANUS INVESTMENT FUND

Pursuant to the authority granted by Section 3.1 of Janus Investment Fund's Agreement and Declaration of Trust made the 11th day of February 1986, as amended, and by unanimous consent of the Trustees dated January 6, 1997 pursuant to Sections 8.1 and 2.10 of the Bylaws, the Bylaws are amended as follows:

Sections 1.2 and 3.7 are amended and restated in their entirety to read as follows:

          SECTION 1.2. Presiding Officer; Secretary. The Chairman of the Trustees, or in his absence the Vice Chairman or Chairmen, if any, in the order of their seniority or as the Trustees shall otherwise determine, or in the absence of the Chairman or any Vice Chairman, an officer designated by the Chairman shall preside at each Shareholders' meeting as chairman of the meeting. In the absence of any such persons, the President shall preside over the meeting, and in the absence of the President, the Trustees shall designate a Trustee or officer to preside over the meeting. Unless otherwise provided for by the Trustees, the Secretary of the Trust shall be the secretary of all meetings of Shareholders and shall record the minutes thereof.

          SECTION 3.7. President. The President shall be the chief administrative officer of the Trust and, subject to the supervision of the Chairman, shall have general charge of the operations of the Trust and general supervision of the personnel of the Trust, and such other powers and duties as the Trustees or the Chairman shall prescribe. In the absence or disability of the Chairman, the President shall exercise the powers and duties of the Chairman, except to the extent that the Trustees shall have delegated such powers and duties to the Vice Chairman or Chairmen, and except that the President shall not preside over Shareholders' meetings to the extent that
Section 1.2 provides otherwise, and shall not preside at meetings of the Trustees if he is not himself a Trustee.